SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. ___)(1)

                                Restoragen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   76127H 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Vanessa Colby                                        Balz Merkli
EquityFourLife (Bahamas) Ltd.                        equity4life AG
Ansbacher House, Bank Lane                           Muhlebachstrasse 54
P.O. Box N-7768                                      8034 Zurich, Switzerland
Nassau, Bahamas                                      011-411-265-3970
242-322-1161

Walter Villiger                                      Bruno Hauser
Hurdnerstrasse 10                                    c/o SMS Securities
Postfach 1474                                        Sigg Merkli
CH-8640 Hurden                                       Schroedel AG
011-41-55-415-1122                                   Muhlebachstrasse 54
                                                     8034 Zurich
                                                     Switzerland
                                                     011-411-265-3970

Klaus Baumueller                                     Thomas Schmidheiny
Rocky Mountain Associates S.A.                       Zurcherstrasse 156
53rd Street, Urbanicazion Obarrio                    CH-8645 Jona
Torre Swiss Bank, 16th Floor                         011-41-58-858-8730
Panama
Republic of Panama
011-41-58-858-8730

                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

CUSIP No. 76127H 10 0                    13 D                Page 2 of 26 Pages


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or 13d-l(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76127H 10 0                    13 D                Page 3 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      EquityFourLife (Bahamas) Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            560,333
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        560,333
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      560,333
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76127H 10 0                    13 D                Page 4 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      equity4life AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            560,333
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        560,333
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      560,333
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76127H 10 0                    13 D                Page 5 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Walter Villiger
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |x|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        575,556
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               575,556
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      575,556
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76127H 10 0                    13 D                Page 6 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruno Hauser
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |x|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        327,778
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               327,778
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      327,778
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76127H 10 0                    13 D                Page 7 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rocky Mountain Associates S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |x|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Panama
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        166,667
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               166,667
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      166,667
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76127H 10 0                    13 D                Page 8 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Schmidheiny
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |x|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        111,111
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               111,111
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      111,111
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76127H 10 0                    13 D                Page 9 of 26 Pages


Item 1. Security and Issuer.

            (a) The security to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Restoragen, Inc., a Delaware corporation (the "Company"). Each of the persons filing this statement is deemed to be the beneficial owner of the shares of Common Stock reported with respect to such person in Item 5 either directly or by virtue of its acquisition of beneficial ownership of the Company's Warrants (the "Warrants") dated December 18, 2001, including the right to acquire beneficial ownership of shares of Common Stock within 60 days upon exercise of the Warrant. The Warrants are exercisable for shares of Common Stock, all as described herein.

            (b)   Restoragen, Inc.
                  4130 N.W. 37th Street
                  Lincoln, Nebraska 68524

Item 2. Identity and Background.

            This statement is filed by EquityFourLife (Bahamas) Ltd., a Bahamas corporation ("EquityFourLife"), equity4life AG, a Swiss corporation ("equity4life AG"), Walter Villiger, a citizen of Switzerland ("Villiger"), Bruno Hauser, a citizen of Switzerland ("Hauser") Rocky Mountain Associates S.A., a Panama corporation ("Rocky Mountain") and Thomas Schmidheiny, a citizen of Switzerland ("Schmidheiny"). EquityFourLife, equity4life AG, Villiger, Hauser, Rocky Mountain and Schmidheiny are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

            EquityFourLife, equity4life AG, Villiger, Hauser, Rocky Mountain and Schmidheiny may constitute a group as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 19, 2002, attached hereto as Exhibit 1.

            EquityFourLife previously reported the beneficial ownership of 477,000 shares of Common Stock on a Schedule 13G, dated November 25, 2001 (the "Initial Report"). The filing of this statement by EquityFourLife shall be deemed to amend such Initial Report in all respects.

Item 2(a), (b), (c)

            EquityFourLife is a Bahamas corporation and a wholly-owned subsidiary of equity4life AG, a Swiss corporation, with its principal executive offices at P.O. Box N-7768, Ansbacher House, Bank Lane, Nassau Bahamas. EquityFourLife is an investment company engaged in the business of investing in healthcare and biotechnology companies.

            equity4life AG is a Swiss corporation with its principal

CUSIP No. 76127H 10 0                    13 D                Page 10 of 26 Pages


executive offices at Muhlebachstrasse 54, Zurich, Switzerland. equity4life is engaged in the business of investing in healthcare and biotechnology companies. equity4life AG directly owns all of the outstanding shares of EquityFourLife.

            Villiger is a Swiss citizen with a principal business address at Postfach 1474, Hurdnerstrasse 10, CH-8640 Hurden. Villiger is an entrepreneur.

            Hauser is a Swiss citizen with a principal business address at Muhlebachstrasse 54, Zurich, Switzerland. Hauser is a partner at SMS Securities Sigg Merkli Schroedel AG, a Swiss asset management company.

            Rocky Mountain is a Panama corporation with its principal executive offices at 53rd Street, Urbanizacion Obarrio, Torre Swiss Bank, 16th Floor, Panama. Rocky Mountain is a foreign investment company.

            Schmidheiny is a Swiss citizen whose principal business address is Zurcherstrasse 156, CH-8645 Jona, Switzerland. Schmidheiny is a entrepreneurial investor.

            For information with respect to the identity and background of: (i) each director and executive officer of EquityFourLife, see Schedule I attached hereto; (ii) each director and executive officer of equity4life AG, see Schedule II attached hereto; and (iii) each director and executive officer of Rocky Mountain, see Schedule III attached hereto.

Item 2(d), (e)

            During the last five years, neither any Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through iii has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)

            Villiger is a citizen of Switzerland. Hauser is a citizen of Switzerland. Schmidheiny is a citizen of Switzerland. To the best knowledge of the applicable Reporting Person, all persons identified in Schedules I through III are Swiss citizens, except that (i) Linsey Leggatt Smith, a director of EquityFourLife, is a citizen of Great Britian; (ii) Pirjo Saurin, a director of EquityFourLife, is a citizen of Finland and (iii) Pablo Javier Espino, Chairman and a director of Rocky Mountain; Adelina M. de Estribi, Secretary and a director of Rocky Mountain; and Aida May Biggs, a director of Rocky Mountain, are citizens of Panama.

Item 3. Source and Amount of Funds or Other Consideration.

            On December 13, 2001, the Company, EquityFourLife, Villiger, Hauser, Rocky Mountain, Schmidheiny and Medtronic International, Ltd. ("Medtronic") entered into a Bridge Loan Agreement (the "Agreement")

CUSIP No. 76127H 10 0                    13 D                Page 11 of 26 Pages


providing for the purchase by (i) EquityFourLife of Notes in the aggregate principal amount of $1,500,000 and Warrants to purchase shares of Common Stock, for an aggregate purchase price of $1,500,000; (ii) Villiger of Notes in the aggregate principal amount of $1,000,000 and Warrants to purchase shares of Common Stock, for an aggregate purchase price of $1,000,000; (iii) Hauser of Notes in the aggregate principal amount of $500,000 and Warrants to purchase shares of Common Stock, for an aggregate purchase price of $500,000; (iv) Rocky Mountain of Notes in the aggregate principal amount of $3,000,000 and Warrants to purchase shares of Common Stock, for an aggregate purchase price of $3,000,000; and (v) Schmidheiny of Notes in the aggregate principal amount of $2,000,000 and Warrants to purchase shares of Common Stock, for an aggregate purchase price of $2,000,000. The funds used to pay for the Notes and Warrants were obtained by EquityFourLife and Rocky Mountain from working capital, and by Villiger, Hauser and Schmidheiny from personal funds.

            The rights and privileges of the holders of the Notes are described in the Notes, the Agreement, and a Security Agreement, dated December 13, 2001 (the "Security Agreement"), between the Company and Medtronic. The Agreement, the Notes and the Security Agreement are attached hereto as Exhibits 2,3 and 4 respectively. Each Note or any portion of the outstanding principal amount and accrued interest is automatically convertible (at the option of the holder into either Common Stock or a class of Preferred Stock) upon (i) the closing of a qualified initial public offering resulting in gross proceeds to the Company of at least $50,000,000, (ii) upon completion of a qualified additional financing resulting in aggregate gross proceeds to the Company of at least $17,000,000,
(iii) at the direction of not less than 60% of all outstanding Notes or (iv) following notice of prepayment by the Company. The conversion ratio applicable upon the conversion of each of the foregoing events is set forth in the Notes, but is generally the lower of (x) $12.50 and (y) the lowest price per share at which the Company sells equity after the date of the Notes. None of the Reporting Persons individually or in the aggregate have the power to effect a conversion of the Notes held by them.

Item 4. Purpose of Transaction.

            Each of EquityFourLife, Villiger, Hauser, Rocky Mountain and Schmidheiny has acquired the Notes and Warrants beneficially owned by it as an investment and in the ordinary course of business. Each of EquityFourLife, Villiger, Hauser, Rocky Mountain and Schmidheiny intends to review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may (i) convert the Notes or exercise the Warrants, as the case may be, in whole or in part, or (ii) dispose of the Notes or the shares of Common Stock or Preferred Stock received upon conversion of the Notes or dispose of the Warrants or the shares of Common Stock received upon exercise of the Warrants, in the open market, in privately negotiated transactions or otherwise.

            The powers, rights and privileges of the holders of the Warrants are described in the Warrants.

            Each Warrant may be exercised, in whole or in part, at any time by the holder to purchase shares of Common Stock for a period of six (6) years after the date of issuance at a per share warrant exercise price (the

CUSIP No. 76127H 10 0                    13 D                Page 12 of 26 Pages


"Exercise Price") equal the lower of (i) $9.00, or (ii) the lowest per common equivalent share price at which the Company issues or sells equity after the date of issuance of the Warrant. The number of shares of Common Stock initially exercisable upon exercise of the Warrant equal 50% of the quotient of (i) the principal amount of the Note outstanding, divided by (ii) the Exercise Price. Commencing with the 90th day after the date of initial issuance of the Warrant, the number of shares of Common Stock into which the Warrants are exercisable will increase by an additional 10% of the principal amount of the Note outstanding divided by the Exercise Price for each additional 30-day period in which the Note remains outstanding and not converted, up to 100% of the principal amount of the Note outstanding divided by the Exercise Price.

            The conversion ratio of the Notes and Warrants is subject to certain anti-dilution adjustments contained in the Warrants.

            Pursuant to Section 3.2 of the Agreement, EquityFourLife, Villiger, Hauser, Rocky Mountain and Schmidheiny, collectively have the right to designate one (1) person as a voting member to the Company's Board of Directors so long as such persons' Notes remain outstanding or such persons beneficially own at least an aggregate of 5% of the issued and outstanding shares of Common Stock, at each annual meeting for the election of the class of directors which includes such designee who is reasonably acceptable to the Board of Directors of the Company.

            Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through III, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

            The foregoing descriptions of the Agreement, the Notes and the Warrants are qualified in their entirety by the complete texts of such documents (including appendices thereto), copies of which are attached hereto as Exhibit 2 through 5 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

            (a) The aggregate number of shares and percentage of common stock beneficially owned:

      (i) EquityFourLife beneficially owns 560,333 shares of Common Stock, representing a 7.5% interest in the shares of Common Stock currently outstanding (including 477,000 shares of Common Stock beneficially owned directly and assuming the exercise of the Warrants beneficially owned by it for Common Stock); EquityFourLife is wholly owned by equity4life AG, which may be deemed to beneficially own the 560,333 shares of Common Stock of the Company beneficially owned by EquityFourLife; (ii) Villiger beneficially owns 575,556 shares of Common Stock, representing a 7.7% interest in the shares of Common Stock currently outstanding (including 240,000 shares of Common Stock issuable upon the conversion of shares of the Company's Series F convertible preferred stock, 280,000 shares of Common Stock beneficially owned directly by Villiger and assuming the exercise of the Warrants beneficially owned by Villiger into Common Stock); (iii) Hauser beneficially owns 327,778 shares of Common Stock, representing a 4.4% interest in the shares of Common Stock

CUSIP No. 76127H 10 0                    13 D                Page 13 of 26 Pages


currently outstanding (including 200,000 shares of Common Stock issuable upon the conversion of 16,000 shares of the Company's Series F convertible preferred stock, 100,000 shares of Common Stock beneficially owned directly by Hauser and assuming the exercise of the Warrants beneficially owned by Hauser into Common Stock); (iv) Rocky Mountain beneficially owns 166,667 shares of Common Stock, representing a 2.2% interest in the shares of Common Stock currently outstanding (assuming exercise of the Warrants beneficially owned by it for Common Stock); and (v) Schmidheiny beneficially owns 111,111 shares of Common Stock, representing a 1.5% of the shares of Common Stock currently outstanding (assuming the exercise of the Warrants beneficially owned by Schmidheiny into Common Stock).

            EquityFourLife, Villiger, Hauser, Rocky Mountain and Schmidheiny may constitute a group as such term is used in Section 13(d)(3) of the Exchange Act. If such persons were deemed to constitute a group, the 1,741,445 shares of Common Stock beneficially owned by such persons in the aggregate would represent 23% of the shares of Common Stock currently outstanding (assuming the exercise of the Warrants beneficially owned by them into Common Stock).

            The filing of this Schedule 13D by equity4life AG shall not be construed as an admission that equity4life AG is, for purposes of Section 13D of the Exchange Act, the beneficial owner of any securities covered by this
Schedule 13D.

            The percentages of ownership are based on the 7,379,408 shares of Common Stock reported outstanding in the Issuer's Form 10-Q, dated November 13, 2001.

            (b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

            (c) Except as set forth above, no Reporting Person, nor to the best knowledge of the applicable Reporting Person, any person identified in Schedules II through IV, has effected any transactions in shares of Common Stock during the preceding 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Pursuant to the Agreement, the Notes and the Warrants, the holders of Notes and Warrants have certain additional rights and are subject to certain restrictions.

            Subject to certain exceptions described in the Agreement, the Notes and the Warrants (which include sales of Common Stock in a registered offering or pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act")), EquityFourLife, Hauser, Villiger, Rocky Mountain and Schmidheiny have also agreed not to transfer the Notes, the Warrants, the Preferred Stock or the Common Stock and have received certain registration

CUSIP No. 76127H 10 0                    13 D                Page 14 of 26 Pages


rights with respect to the shares of Common Stock reported hereby.

            Pursuant to Article 8 of the Agreement, holders of at least 40% of the Registrable Securities (as defined in the Agreement) are entitled to request at any time after the earliest to occur of (i) the date that is three years after the date of issuance of the Notes and Warrants, (ii) the first date as of which any other shareholder of the Company exercises a demand registration, or
(iii) 180 days after the effective date of the registration statement pertaining to the first underwritten public offering of securities of the Company for its own account, the registration of at least $1,000,000 of Registrable Securities, up to a maximum of two such registrations. In addition, if the Company proposes to register any of its securities under the Securities Act by registration on Forms S-1, S-2 or S-3, the Company will use its best efforts to effect registration of the shares of Registrable Securities requested to be included in such registration by any of the holders.

            Except as set forth or incorporated by reference in this Statement, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any person identified in Schedules I through III, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

                  Exhibit 1: Joint Filing Agreement, dated as of February
                             19, 2002 among the reporting persons

                  Exhibit 2: Bridge Loan Agreement, dated as of
                             December 13, 2001, among the Company,
                             EquityFourLife, Villiger, Hauser Rocky
                             Mountain and Schmidheiny (incorporated
                             herein by reference to Exhibit 10.1 to
                             Restoragen, Inc.'s Current Report on Form
                             8-K, dated December 13, 2001)

                  Exhibit 3: Form of Secured Convertible Note
                             (incorporated herein by reference to Exhibit
                             10.2 to Restoragen, Inc.'s Current Report on
                             Form 8-K, dated December 13, 2001)

                  Exhibit 4: Form of Security Agreement (incorporated
                             herein by reference to Exhibit 10.3 to
                             Restoragen, Inc.'s Current Report on Form
                             8-K, dated December 13, 2001)

                  Exhibit 5: Form of Warrant (incorporated herein by
                             reference to Exhibit 10.4 to Restoragen, Inc.'s Current Report on Form 8-K, dated December 13, 2001)

CUSIP No. 76127H 10 0                    13 D                Page 15 of 26 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 19, 2002
                                              ----------------------------------
                                                       (Date)

                                              EQUITYFOURLIFE (BAHAMAS) LTD.


                                              By: /s/ Saurin Pirjo
                                                 -------------------------------
                                              Name: Saurin Pirjo
                                              Title: Director


                                              By: /s/ Lindsay Leggat-Smith
                                                 -------------------------------
                                              Name: Lindsay Leggat-Smith
                                              Title: Director

CUSIP No. 76127H 10 0                    13 D                Page 16 of 26 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 19, 2002
                                             -----------------------------------
                                                       (Date)

                                             EQUITY4LIFE AG


                                             By: /s/ Balz Merkli
                                                --------------------------------
                                             Name: Balz Merkli
                                             Title: Director


                                             By: /s/ Pascal Moura
                                                --------------------------------
                                             Name: Pascal Moura
                                             Title: Partner

CUSIP No. 76127H 10 0                    13 D                Page 17 of 26 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 19, 2002
                                                --------------------------------
                                                         (Date)

                                                WALTER VILLIGER


                                                /s/ Walter Villiger
                                                --------------------------------

CUSIP No. 76127H 10 0                    13 D                Page 18 of 26 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 19, 2002
                                                --------------------------------
                                                         (Date)

                                                BRUNO HAUSER


                                                /s/ Bruno Hauser
                                                --------------------------------

CUSIP No. 76127H 10 0                    13 D                Page 19 of 26 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 19, 2002
                                                --------------------------------
                                                         (Date)

                                                ROCKY MOUNTAIN ASSOCIATES S.A.


                                                By: /s/ Pablo Javier Espino
                                                   -----------------------------
                                                Name: Pablo Javier Espino
                                                Title: Director


                                                By: /s/ Adelina M. de Estribi
                                                   -----------------------------
                                                Name: Adelina M. de Estribi
                                                Title: Director

CUSIP No. 76127H 10 0                    13 D                Page 20 of 26 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 19, 2002
                                                --------------------------------
                                                         (Date)

                                                THOMAS SCHMIDHEINY


                                                /s/ Thomas Schmidheiny
                                                --------------------------------

CUSIP No. 76127H 10 0                    13 D                Page 21 of 26 Pages


                                                                      Schedule I

                          EQUITYFOURLIFE (BAHAMAS) LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS

Name                    Present Business               Present Principal
----                         Address                       Occupation
                             -------                       ----------

Directors

Balz Merkli             Muhlebachstrasse 54            Chief Executive Officer
                        8008 Zurich                    SMS Securities Sigg
                        Switzerland                    Merkli Schroedel
                                                       AG

Linsey Leggatt Smith    14 Avenue de Grande-Bretagne   Business executive,
                        98000 Monaco                   Ansbacher(Monaco) SSM

Pirjo Saurin            14 Avenue de Grande-Bretagne   Business executive,
                        98000 Monaco                   Ansbacher(Monaco) SSM

Officers

None

CUSIP No. 76127H 10 0                    13 D                Page 22 of 26 Pages


                                                                     Schedule II

                                 EQUITY4LIFE AG
                        DIRECTORS AND EXECUTIVE OFFICERS

Name                    Present Business               Present Principal
----                         Address                       Occupation
                             -------                       ----------

Directors

Balz Merkli             Muhlebachstrasse 54            Chief Executive Officer
                        8008 Zurich                    SMS Securities Sigg
                        Switzerland                    Merkli Schroedel
                                                       AG

Paul Choffat            c/o Muhlebachstrasse 54        Director, equity4life AG
                        8008 Zurich
                        Switzerland

Kurt Briner             c/o Muhlebachstrasse 54        Director, equity4life AG
                        8008 Zurich
                        Switzerland

Officers

None

CUSIP No. 76127H 10 0                    13 D                Page 23 of 26 Pages


                                                                    Schedule III

                         ROCKY MOUNTAIN ASSOCIATES S.A.
                        DIRECTORS AND EXECUTIVE OFFICERS

Name                   Present Business                    Present Principal
----                        Address                           Occupation
                            -------                           ----------

Directors

Pablo Javier Espino    53rd Street, Urbanizacion Obarrio    Director,
                       Chairman Torre Swiss Bank,           Rocky Mountain
                       16th Floor                           Associates S.A.
                       Panama, Republic of Panama

Adelina M. de Estribi  53rd Street, Urbanizacion Obarrio    Director,
                       Torre Swiss Bank, 16th Floor         Rocky Mountain
                       Panama, Republic of Panama           Associates S.A.

Aida May Biggs         53rd Street, Urbanizacion Obarrio    Director,
                       Secretary Torre Swiss Bank,          Rocky Mountain
                       16th Floor                           Associates S.A.
                       Panama, Republic of Panama

Officers

Pablo Javier Espino    53rd Street, Urbanizacion Obarrio    Chairman, Director
                       Torre Swiss Bank, 16th Floor         Rocky Mountain
                       Panama, Republic of Panama           Associates S.A.

Adelina M. de Estribi  53rd Street, Urbanizacion Obarrio    Secretary, Director
                       Torre Swiss Bank, 16th Floor         Rocky Mountain
                       Panama, Republic of Panama           Associates S.A.

CUSIP No. 76127H 10 0                    13 D                Page 24 of 26 Pages


                             EXHIBIT INDEX

  Exhibit No.

       1. Joint Filing Agreement, dated as of February 19, 2002 among the reporting persons

       2. Bridge Loan Agreement, dated as of December 13, 2001, among the Company, EquityFourLife, Rocky Mountain, Schmidheiny, Villiger and Hauser (incorporated herein by reference to Exhibit 10.1 to Restoragen, Inc.'s Current Report on Form 8-K, dated December 13, 2001)

       3. Form of Secured Convertible Note (incorporated herein by reference to Exhibit 10.2 to Restoragen, Inc.'s Current Report on Form 8-K, dated December 13, 2001)

       4. Form of Security Agreement (incorporated herein by reference to Exhibit 10.3 to Restoragen, Inc.'s Current Report on Form 8-K, dated December 13, 2001)

       5. Form of Warrant (incorporated herein by reference to Exhibit 10.4 to Restoragen, Inc.'s Current Report on Form 8-K, dated December 13, 2001)

CUSIP No. 76127H 10 0                    13 D                Page 25 of 26 Pages


Exhibit 1

                             Joint Filing Agreement

      This will confirm the agreement by and among all the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Restoragen, Inc. is being filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 19, 2002

                                        EQUITYFOURLIFE (BAHAMAS) LTD.

                                        By: /s/ Saurin Pirjo
                                           ------------------------------------
                                        Name: Saurin Pirjo
                                        Title: Director

                                        By: /s/ Lindsay Leggat-Smith
                                           ------------------------------------
                                        Name: Lindsay Leggat-Smith
                                        Title: Director


                                        EQUITY4LIFE AG

                                        By: /s/ Balz Merkli
                                           ------------------------------------
                                        Name: Balz Merkli
                                        Title: Director

                                        By: /s/ Pascal Moura
                                           ------------------------------------
                                        Name: Pascal Moura
                                        Title: Partner


                                        WALTER VILLIGER

                                        /s/ Walter Villiger
                                           ------------------------------------


                                        BRUNO HAUSER

                                        /s/ Bruno Hauser
                                           ------------------------------------


                                        ROCKY MOUNTAIN ASSOCIATES S.A.

                                        By: /s/ Pablo Javier Espino
                                           ------------------------------------
                                        Name: Pablo Javier Espino
                                        Title: Director

                                        By: /s/ Adelina M. de Estribi
                                           ------------------------------------
                                        Name: Adelina M. de Estribi
                                        Title: Director

CUSIP No. 76127H 10 0                    13 D                Page 26 of 26 Pages


                                        THOMAS SCHMIDHEINY


                                        /s/ Thomas Schmidheiny
                                           ------------------------------------